UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	Angiotech Announces Intent To File 510(k) For Its Innovative 5-Fu Central Venous Catheter (CVC) Based On Positive Results From Pivotal Trial

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “could”, “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, our estimation of potential market size, expectations for our financial condition and the results of, or outlook for, our operations, research development and further product and drug development. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the size of the market and the potential market for our products in specific disease areas, other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 9, 2007

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
PRESS RELEASE
October 9, 2007

ANGIOTECH ANNOUNCES INTENT TO FILE 510(K) FOR ITS INNOVATIVE 5-FU CENTRAL VENOUS CATHETER (CVC) BASED ON POSITIVE RESULTS FROM PIVOTAL TRIAL

VANCOUVER, BC, October 9, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced that it intends to file Premarket Notification 510(k) documents with the U.S. Food and Drug Administration (FDA) for its innovative, anti-infective 5-Fluorouracil-coated (5-FU) Central Venous Catheter (CVC).

“After reviewing the data from our recently completed clinical trial, we are extremely pleased that the 5-FU CVC pivotal study has hit its primary efficacy endpoint while showing an excellent safety profile. We are looking forward to presenting the full data set in a scientific symposium at the upcoming Critical Care Congress in February,” said Dr. William Hunter, President and CEO of Angiotech.

“Based on the positive results from the U.S. pivotal trial, we will prepare a 510(k) package, which we expect to submit to the FDA in the fourth quarter of 2007. This is another important step towards commercializing our 5-FU CVC product line and our 5-FU anti-infective platform,” continued Dr. Hunter.

“This is an exciting milestone for Angiotech. Our R&D efforts are striving to address two of the most common problems in surgery and medical devices: restenosis following vascular injury and infection related to medical device implantation.  We continue to work towards achieving success in one of the most challenging areas of medical device development by deriving new and useful applications for our leading drug platforms, paclitaxel and 5-FU, and taking them from their early stages in the lab to their actual clinical use,” added Dr. Jeff Walker, Senior VP, Research and Development for Angiotech.

The 5-FU CVC is expected to be Angiotech’s first product line to be completely researched, developed and commercialized using internal resources, personnel and technologies, many of which were obtained through previous acquisitions completed by Angiotech.

In July 2007, Angiotech completed enrolment of 960 patients in the clinical trial of its 5-FU CVC, which was one of the largest CVC studies ever conducted. Designed as a randomized, single-blind, active-controlled, two-arm, multi-center clinical study, the primary objective is to compare the Angiotech 5-FU CVC to a leading anti-infective catheter with regards to preventing bacterial colonization.

Angiotech plans to present the 5-FU CVC pivotal study results at the “37th Critical Care Congress” hosted by the Society of Critical Care Medicine, which will be held on February 2-6, 2008 at the Hawaii Convention Center.

Pending the receipt of all necessary regulatory approvals, Angiotech anticipates launching the commercial 5-FU CVC product line in 2008.

About Central Venous Catheters (CVC)

Central venous catheters (CVC) are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. One of the complications associated with CVC implantation is infection, which can occur when bacteria contaminate the catheter. CVC infections that progress to bloodstream infections, or septicemia, can become life threatening.

About Catheter-Related Infections

In the U.S., the cost per catheter-related infection can range from $3,700 to $29,0001. In addition, the Centers for Disease Control and Prevention (CDC) has raised concerns about the overuse of traditional antibiotics, which can contribute to an increase in the antibiotic resistance of bacteria.

About Angiotech’s 5-FU CVC

Angiotech believes that 5-FU, a well-known and approved compound, has the potential to be used as a coating to prevent catheter-related infections as effectively as traditional antiseptics and antibiotics. In addition, since 5-FU has no clinical application as either a systemic antibiotic or a hospital antiseptic, there is little risk to the hospital or the community at-large of creating a “super-bug” that is resistant to a useful class of antibiotic and can make infection control more complex.

The principle behind using 5-FU on a CVC is that the drug appears to effectively interrupt the colonization of an implanted medical device by those micro-organisms that typically gain entrance to the bloodstream via the local skin penetration of implanted catheters. This reduction in colonization by bacteria may have a net effect of reducing biofilm burden on the implanted catheters, making them less likely to serve as reservoirs for additional infection.

Note on Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “could”, “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, our estimation of potential market size, expectations for our financial condition and the results of, or outlook for, our operations, research development and further product and drug development. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the size of the market and the potential market for our products in specific disease areas, other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Jodi Regts

Senior Manager, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930

jregts@angio.com

Analysts and Investors:

Deirdre Neary

Manager, Investor Relations

Angiotech Pharmaceuticals, Inc.

(604) 222-7056

dneary@angio.com

_________________________

1Mermel, LA. Prevention of intravascular catheter-related infections. Ann Intern Med. 2000; 132:391-402.